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                        [BCSB BANKCORP, INC. LETTERHEAD]



                                September 5, 2007




Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

         Re:      BCSB Bankcorp, Inc.
                  Item 4.02 Form 8-K
                  Filed August 28, 2007
                  File No. 000-24589

Ladies and Gentlemen:

         On behalf of BCSB Bankcorp, Inc. (the "Company"), this letter is provided in response to comments provided by Securities and Exchange Commission (the "Commission") staff, by letter dated August 30, 2007, with respect to the Company's Form 8-K filed on August 28, 2007 (the "Form 8-K"). The staff's comments and the Company's responses are set forth below.

COMMENT 1.                          Please revise to clarify that the
                                    consolidated statements of cash flows for the nine months ended June 30, 2007 should no longer be relied upon and confirm the restatement did not impact other periods.
                                    Refer to item 4.02(a)(1).

RESPONSE TO COMMENT 1.              The requested disclosure has been provided
                                    in Amendment No. 1 to Form 8-K filed on
                                    September 5, 2007.

COMMENT 2.                          Please revise to state whether the audit
                                    committee of the board of directors, or
                                    authorized officer or officers, discussed this matter with the independent accountant.
                                    Refer to item 4.02(a)(3).

RESPONSE TO COMMENT 2.              The requested disclosure has been provided
                                    in Amendment No. 1 to Form 8-K filed on
                                    September 5, 2007.

         On behalf of the Company, the undersigned acknowledges that:

         o the Company is responsible for the adequacy and accuracy of the disclosure in the Form 8-K;

         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 8-K; and

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Securities and Exchange Commission
September 5, 2007
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         o   the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please direct any further comments or questions to the undersigned at
(410) 256-5000.

                                          Very truly yours,

                                          /s/ Bonnie M. Klein

                                          Bonnie M. Klein
                                          Vice President and Treasurer

cc:   Mr. Hugh West
      Mr. William J. Schroeder
        Securities and Exchange Commission
      Gary R. Bronstein, Esq.
      Joel E. Rappoport, Esq.
        Muldoon Murphy & Aguggia LLP
      Mr. Conor Quinn
        Stegman & Company Professional Association